

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 19, 2016

Terence Trinh
Encana Corporation
Suite 4400, 500 Centre Street SE
Calgary, Alberta, Canada T2P 2S5

> **Re: Encana Corporation**
> **Registration Statement on Form F-3**
> **Filed July 25, 2016**
> **File No. 333-212667**

Dear Mr. Trinh:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Share Purchase Contracts and Share Purchase Units, page 25

1.   You state that you may issue share purchase contracts and share purchase units, which may consist of, among other securities, "debt obligations or preferred shares of third parties." Generally, all securities underlying those you are registering must also be registered, included in your fee table, and described in your registration statement. Even if you have an exemption available for the offer and sale of the third party securities, you must provide in your registration statement information about the issuer of the underlying securities, possibly including financial statement and non-financial statement disclosures. Please see our Securities Act Sections C&DI Question 203.03 and the Staff's no-action letter to Morgan Stanley & Co., Incorporated (June 24, 1996).

If you wish to include the third party securities and it is your position that Securities Act registration would not be required for those securities, please provide us with your analysis. Otherwise, please list them in the fee table and provide appropriate disclosure in the amended registration statement. If you do not wish to offer third party securities underlying any purchase contracts or units, please remove these references from the prospectus.

Exhibit 5.2 – Opinion of Blake, Cassels & Graydon LLP

2.   In part, Item 601(b)(5)(i) of Regulation S-K requires you to file an opinion of counsel indicating whether any debt securities you offer will be binding obligations of the registrant when sold. Counsel includes an assumption in romanette (viii) in the opinion's fourth paragraph that at the time of execution and delivery, any related documents "constitute valid and binding obligations of such parties." Prior to any "takedown" of these securities, please file an updated opinion from counsel which eliminates all such assumptions, including the last sentence in the fourth paragraph (with regard to the registrant), as well as numbered assumptions 2 through 12. Please see Staff Legal Bulletin No. 19 (CF), October 14, 2011 ("SLB19"), at Section II.B.2.a.

3.   Please refer to the first numbered assumption on page 2 of the opinion. Please obtain and file a revised opinion which does not retain this assumption, as it is inconsistent with the opinion that Item 601(b)(5)(i) requires relating to the subject securities. Refer to Sections II.B.1.a., II.B.1.e, and II.B.3.a. of SLB19 for guidance.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Andrew J. Foley
        Paul, Weiss, Rifkind, Wharton & Garrison LLP